Exhibit 99.1

Schedule A
Transactions in the Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Common Stock effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were affected in the open market through brokers. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
16-Mar-26	(120,000)	$12.3897	$12.30 – $12.50
17-Mar-26	(60,000)	$12.5687	$12.55 – $12.62
18-Mar-26	(80,000)	$12.5442	$12.47 – $12.62
19-Mar-26	(33,016)	$12.6112	$12.55 – $12.71
20-Mar-26	(6,984)	$12.5500	$12.55 – $12.55
23-Mar-26	(150,000)	$12.6629	$12.31 – $12.82
24-Mar-26	(180,000)	$12.0936	$11.96 – $12.48
25-Mar-26	(200,000)	$12.3755	$12.17 – $12.46